SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEY AT LAW

                                                               December 23, 2005

VIA FEDERAL EXPRESS
Mail Stop 3561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Michele M. Anderson, Derek Swanson

Ladies and Gentlemen:

      The following responses address the comments of the reviewing Staff of the Commission as set forth in: (i) the comment letter dated August 24, 2005 relating to the Form 8-K of Manaris Corporation, Inc. ("Manaris" or the "Company") filed on August 9, 2005 and (ii) recent telephone conversations with us. On behalf of the Company, we respond as follows:

1. You have requested that the Company explain why the: (a) reduction in the exercise price of the Company's Original Warrants and (b) Special Warrant Offering, both of which occurred in July 2005, constitute a valid private placement under Section 4(2) of the Securities Act of 1933.

      Response:

      The reduction in the exercise price of the Original Warrants and Special Warrant Offering constitutes a valid private placement under Section 4(2) of the Securities Act for the following reasons:

      i. The reduction in the exercise price of the Original Warrants and the Special Warrant Offering were offered only to certain preexisting warrant holders whose securities were registered on the Company's Form SB-2 filed on May 9, 2005;

      ii. No advertising or general solicitation was employed in the reduction in the exercise price of the Original Warrants and the Special Warrant Offering;

      iii. The reduction in the exercise price of the Original Warrants and the Special Warrant Offering were made to a limited number of persons, all of whom were accredited investors, business associates of the Company, or executive officers of the Company;

      iv. Transfer of the warrants was restricted by the Company in accordance with the requirements of the Securities Act of 1933;

      v. The Company made independent determinations that the investors receiving the reduction in the exercise price of the Original Warrants and participating in the Special Warrant Offering were accredited or sophisticated investors, and that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment. In addition, all of the investors were provided with access to the Company's Securities and Exchange Commission filings.

2. You have requested that the Company explain why the Company's Original Warrant holders would choose to participate in the Company's Special Warrant Offering.

      Response:

      The Company's Special Warrant Offering presented the Original Warrant holders with the benefit of receiving two new incentive warrants (the "New Warrants") for each Original Warrant. In addition, the February 2010 expiration date of the New Warrants is significantly later in time than the Original Warrants (with the exception of the Original Series E Warrants, which have essentially the same expiration date as the New Warrants). A comparison of the expiration dates of the Original Warrants and the New Warrants is set forth in the chart below.

      ---------------------- --------------------- -----------------------
      Original Warrant       Original Warrant      New Warrants
                             Expiration Date       Expiration Date
      ---------------------- --------------------- -----------------------
      Class A                August                February 2010
                             2005-February 2006    (Series H and Series J)
      ---------------------- --------------------- -----------------------
      Series A               April 2006            February 2010
                                                   (Series H and Series J)
      ---------------------- --------------------- -----------------------
      Series F               February 2006         February 2010
                                                   (Series H and Series J)
      ---------------------- --------------------- -----------------------
      Series E               February 2010         February 2010
                                                   (Series G and Series I)
      ---------------------- --------------------- -----------------------

3. You have requested that the Company confirm that the Original Warrant holders who did not participate in the Special Warrant Offering have not exercised their Original Warrants.

      Response:

      We have been advised by the Company that the Original Warrant holders who did not participate in the Special Warrant Offering have not exercised their Original Warrants.

      In addition to the foregoing, the Company hereby acknowledges that:

      o The company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700. Thank you.


                                                      Very Truly Yours,

                                                      /s/ Darrin Ocasio
                                                      --------------------------
                                                      Darrin Ocasio